Hines Real Estate Investment Trust, Inc.
2800 Post Oak Blvd, Suite 5000
Houston, Texas 77056-6118
January 15, 2010

VIA EDGAR TRANSMISSION
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549
Attention: Sonia Gupta Barros, Special Counsel

Re:	Hines Real Estate Investment Trust, Inc. Withdrawal of Registration Statement on Form S-11 File Number: 333-162400
Dear Ms. Barros:
     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Hines Real Estate Investment Trust, Inc. (the “Registrant”) hereby applies for withdrawal of its Registration Statement on Form S-11 (File No. 333-162400), together with all exhibits thereto (the “Registration Statement”). The Registration Statement was originally filed with the Commission on October 9, 2009. The Registrant requests the withdrawal of the Registration Statement because it has determined not to offer shares of preferred stock, par value $0.001 per share, at this time.
     The Registrant hereby confirms that no securities have been or will be sold pursuant to the Registration Statement or the prospectus contained therein.
     The Registrant respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably practicable and, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use. Please fax a copy of the order granting withdrawal to Alice L. Connaughton of Greenberg Traurig, LLP, the Registrant’s counsel in connection with this matter, at (212) 805-5594.
     If you have any questions with respect to this matter, please contact Alice L. Connaughton of Greenberg Traurig, LLP at (212) 801-6496.

HINES REAL ESTATE INVESTMENT TRUST, INC.
By:	/s/ Ryan T. Sims
	Name:	Ryan T. Sims
	Title:	Chief Accounting Officer